Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Net income (loss)	$339,261	$(130,097)	$695,627	$(39,915)

Preferred Stock dividend requirements	-	(20,350)	(26,163)	(60,114)

Net income (loss) attributable to common stockholders	$339,261	$(150,447)	$669,464	$(100,029)

Weighted average number of common shares outstanding	16,248,663	15,811,250	16,023,648	15,809,771

Preferred Stock Common Share Equivalents	1,896,160	-	1,236,160	-

Dilutive Stock Options outstanding for the Period	403,626	-	379,519	-

Dilutive Warrants outstanding for the Period	343,912	-	318,826	-

Weighted average number of common and equivalent shares outstanding	18,892,361	15,811,250	17,958,153	15,809,771

Net income (loss) per common share	$0.02	$(0.01)	$0.04	$(0.01)